Independent Auditors’ Consent

The General Partner
Alliance Capital Management L.P.:

We consent to the inclusion of our report dated February 2, 2001 with respect to the consolidated statements of financial condition of Alliance Capital Management L.P. and subsidiaries (“Alliance Capital”) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in partners’ capital and comprehensive income, and cash flows for the year ended December 31, 2000 and the two-month period ended December 31, 1999; and the related consolidated statements of income, changes in partners’ capital and comprehensive income, and cash flows of Alliance Capital Management Holding L.P. for the ten-month period ended October 29, 1999 (date of Reorganization) and for the year ended December 31, 1998, included herein the annual report on Form 10-K of Alliance Capital.

New York, New York
March 30, 2001